Central European Distribution Corporation

3000 Atrium Way, Suite 265

Mount Laurel, New Jersey 08054

January 21, 2011

BY EDGAR AND OVERNIGHT MAIL

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, North East

Washington, D.C. 20549

Re:	Central European Distribution Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 1, 2010

File No. 000-24341

Schedule 14A

Filed April 1, 2010

Dear Mr. Reynolds:

This letter is being submitted in response to the comments given by the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 29, 2010 to Mr. William V. Carey, Chief Executive Officer of Central European Distribution Corporation (the “Company”), with respect to the above-referenced Form 10-K and Schedule 14A.

We are timely submitting this letter in accordance with a five business day extension that was granted by a member of the Staff, Brian Bhandari, following a telephone conversation with our counsel, Frank R. Adams, and confirmed via e-mail from Mr. Bhandari to Mr. Adams.

We advise the Staff that we will file a full amendment to our 2009 Form 10-K (the “Form 10-K/A”). In addition to the disclosure to be included in the Form 10-K/A that is discussed in detail below, please note that the Form 10-K/A will include the updated disclosure with respect to Items 6, 7, 7A and 8 of our Form 10-K that was previously disclosed on our Current Report on Form 8-K, filed with the Commission on November 23, 2010.

For your convenience, we have set forth each comment from your comment letter in bold typeface and include the Company’s response below it.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis, page 29

1.	Please revise future filings to further describe the financial and non-financial performance indicators that management uses to assess your business that would be material to investors. In this regard, we note the statement on page 71 that “great attention is paid to inventory rotation.” However, we are unable to locate disclosure of trends in, for example, days in inventory, days in payment or similar metrics. As another example, with respect to known trends, demands, commitments, events or uncertainties that are reasonably likely to result in a material increase or decrease of your liquidity, it appears that the ratio of your current assets to liabilities, net of inventories and finished goods, has decreased since fiscal year 2007. Your disclosure should provide a narrative explanation of your financial statements that enables investors to see your operations and financial condition “through the eyes of management.” Refer to Securities Act Release No. 33-8350 (Dec. 29, 2003). Please provide draft disclosure.

Response:

We advise the Staff that the Form 10-K/A and our future filings, as applicable, will include disclosure substantially consistent (to the extent applicable in the relevant period) with the following revised disclosure under the heading “Statement of Liquidity and Capital Resources – Net cash flow from operating activities”:

“Management views and performs analysis of financial and non financial performance indicators of the business by segments that are split by countries. The extensive analysis of such indicators as sales value in local currencies, gross margin and operating expenses by segment is included in the MD&A section of the Form 10-K/A.

Due to the global economic crisis, the Company experienced lower organic growth rates in 2009 as compared to 2008 and working capital requirements adjusted for the impact of acquisitions were therefore reduced, resulting in increased cash flow from working capital movements during 2009 as compared to 2008. Days sales outstanding (“DSO”) increased from 70 days as of December 31, 2008 to 83 days as of December 31, 2009. This increase was primarily due to increased DSO related to sales made to the subsidiaries comprising our distribution business which were held for sale as of December 31, 2009 (see footnote 2 in our financial statements). As part of the preparation to sell our distribution business, we changed the credit terms the Company extended to these subsidiaries from primarily cash on delivery in 2008 to normal third party credit days (30 days on average) at the end of 2009. This change in settlement from cash to credit terms impacted our overall DSO. The number of days in inventory remained stable at approximately 97 days when comparing the value as of December 31, 2009 to December 31, 2008. In addition, the ratio of our current assets to current liabilities, net of inventories, has increased from 1.17 in 2008 to 1.22 in 2009, primarily due to consolidation of Russian Alcohol that caused the increase of our consolidated current assets in comparison to the increase of our consolidated current liabilities of approximately $250 million.”

The Company’s Future Liquidity and Capital Resources, page 43

2.	We note the discussion of your financing arrangements on page 43. Please revise future filings to describe in quantitative and qualitative terms the financial ratios and other covenants applicable to your credit lines, facilities and other financings. Your revised disclosure should address the extent to which you are in compliance with such ratios.

Response:

We advise the Staff that the Form 10-K/A and our future filings, as applicable, will include disclosure about our new Term and Overdraft Facilities Agreement (the “Credit Facility”), entered into on December 17, 2010, with Bank Handlowy w. Warszawie S.A., as Agent, Original Lender and Security Agent, and Bank Zachodni WBK S.A., as Original Lender, as disclosed on our Current Report on Form 8-K, filed with the Commission on December 17, 2010. Such disclosure will include disclosure substantially consistent (to the extent applicable in the relevant period) with the following revised disclosure under the heading “The Company’s Future Liquidity and Capital Resources – Financing Arrangements”:

“The Credit Facility contains certain customary affirmative and negative covenants that, among other things, limit or restrict our ability to merge, dissolve, liquidate or consolidate, make acquisitions and investments, dispose of or transfer assets, change the nature of our business or incur additional indebtedness, in each case, subject to certain qualifications and exceptions.

In addition, the Credit Facility contains certain financial covenants, which include, but are not limited to, a minimum ratio of EBITDA to fixed charges (the “Consolidated Coverage Ratio”) of 2:1 and a maximum ratio of total debt less cash to EBITDA (the “Net Leverage Ratio”) of (i) 5:1 for the Calculation Period (defined below) ending on December 31, 2010 and March 31, 2011, (ii) 4.5:1 for the Calculation Period ending on June 30, 2011, September 30, 2011, December 31, 2011 and March 31, 2012, (iii) 4:1 for the Calculation Period ending on June 30, 2012 and September 30, 2012, (iv) 3.5:1 for the Calculation Period ending on December 31, 2012 and March 31, 2013 and (v) 3:1 for each subsequent Calculation Period. The Consolidated Coverage Ratio and the Net Leverage Ratio are each calculated at the end of each period of twelve months immediately preceding the last day of each of our fiscal quarters (each a “Calculation Period”). We were in compliance with the Consolidated Coverage Ratio covenant and the Net Leverage Ratio covenant as of December 31, 2010.”

In addition, we respectfully advise the Staff that page 45 of our 10-K includes a description of the restrictive covenants in the indenture governing our Senior Secured Notes due 2016. As is typical for notes indentures, such covenants are “incurrence” covenants and, as such, do not require us to maintain minimum and/or maximum ratios in the manner required by our Credit Facility.

Notes to Consolidated Financial Statements

Note 1 – Organization and Significant Accounting Policies

Shipping and Handling Costs, page 71

3.	It appears from your disclosure that shipping and handling costs associated with distribution are recorded in Selling, General and Administrative expenses. Please provide us with the dollar amount for these costs for each year presented. In addition, please confirm that in future filings the dollar amount of such costs will be disclosed for each year presented.

Response:

We advise the Staff that the dollar amounts of shipping and handling costs associated with distribution were $10.5 million, $19.0 million and $45.8 million for the fiscal years ended December 31, 2007, 2008, and 2009, respectively. The year to year increase from 2007 to 2009 is primarily due to our acquisition of Russian operations, primarily Parliament in 2008 and Russian Alcohol in 2009.

In addition, we advise the Staff that the Form 10-K/A and our future filings, as applicable, will include disclosure of the dollar amounts of such costs for each year presented.

Exhibits

4.	We note that Exhibits 10.18, 10.19, 10.21, 10.37, 10.39 and 10.51 appear to be missing schedules, attachments or exhibits. Please confirm that you will file these exhibits in their entirety with your next periodic report.

Response:

We respectfully advise the Staff that each of Exhibits 10.18, 10.19, 10.21, 10.37, 10.39 and 10.51 (each an “Acquisition Exhibit” and collectively, the “Acquisition Exhibits”) is an agreement relating to our acquisition of Russian Alcohol, as described in our Form 10-K and in the public filings from which they are incorporated by reference, as applicable.

Upon further consideration, we believe that each of the Acquisition Exhibits should be filed as a Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession under Item 601(b)(2) of Regulation S-K rather than a Material Contract under Item 601(b)(10) of Regulation S-K. As such, we intend to re-file the Acquisition Exhibits under Item 601(b)(2) of Regulation S-K as Exhibits 2.21, 2.22, 2.23, 2.24, 2.25, and 2.26, respectively, to the Form 10-K/A and to our future filings, as applicable.

We advise the Staff that none of the schedules, attachment or exhibits to the Acquisition Exhibits contains information which is material to an investment decision and which is not otherwise disclosed in the relevant Acquisition Exhibit or in our Form 10-K. Therefore, pursuant to Item 601(b)(2) of Regulation S-K, we do not intend to file such schedules, attachments or exhibits. Each Acquisition Exhibit that will be re-filed as an exhibit to the Form 10-K/A shall contain a list briefly identifying the content of all omitted schedules, attachments or exhibits, together with an agreement to furnish supplementally a copy of any omitted schedules, attachment or exhibits to the Commission upon request.

Exhibit 31 – Section 302 Certifications

5.	In future filings, please remove the titles of the certifying individual from the introductory paragraph of your certifications.

Response:

We advise the Staff that we will file a revised Exhibit 31, removing the titles of the certifying individuals from the introductory paragraphs of each certification, as an exhibit to the Form 10-K/A. In addition, we will continue to remove such titles in our future filings, as applicable.

Exhibit 32 – Section 906 Certifications

6.	We note that these certificates refer to the Form 10-K for the fiscal year ended December 31, 2008 rather than 2009. Please file a full amendment with corrected certifications, including new 302 certifications.

Response:

As noted above, we advise the Staff that we will file a full amendment to our 2009 Form 10-K (as defined above, the “Form 10-K/A”). We advise the Staff that we will file a revised Exhibit 32, referring to December 31, 2009, as an exhibit to the Form 10-K/A.

Definitive Proxy Statement on Schedule 14A

7.	We note your disclosure in the second paragraph of page 20 regarding the comparison of your named executive officers’ compensation to Peer Group A and B. In future filings please provide more detailed disclosure of the extent to which actual compensation was outside the targeted range instead of using language such as “above average” or “above the market average.” Please provide us with draft disclosure.

Response:

We advise the Staff that our Definitive Proxy Statement on Schedule 14A relating to our 2011 annual meeting and our future filings, as applicable, will replace the disclosure referenced in Comment 7 with disclosure substantially consistent (to the extent applicable in the relevant period) with the following revised disclosure under the heading “Compensation Philosophy and Objectives”:

“The analysis conducted by Hay Group researched three compensation measures for our executive officers: (1) base salary, (2) total cash compensation (which is the sum of the base salary plus annual incentives/bonuses) and (3) total direct compensation (which is the sum of the total cash compensation plus long-term incentives). The report found our executive officers’ base salaries to be within the market range of our peer companies in both Peer Group A and Peer Group B. Further, the report concluded that, with respect to Peer Group A, (i) the total cash compensation for our COO was [—]% [above] [below] the market average of $[—], (ii) the total cash compensation and total direct compensation for our CFO was [—]% [above] [below] the market average of $[—] and (iii) the base salary for our Vice President, Corporate Secretary & Investor Relations was [—]% [above] [below] the market average of $[—] while his total direct compensation was [—]% [above] [below] the market average of $[—]. With respect to Peer Group B, the report concluded that (i) the total cash compensation for both our CEO and our COO was [—]% and [—]% [above] [below] the market average of $[—], respectively, (ii) the total direct compensation for both our CEO and our COO was [—]% and [—]% [above] [below] the market average of $[—], respectively, (iii) the base salary for our CFO and for our Vice President, Corporate Secretary & Investor Relations was [—]% and [—]% [above] [below] the market average of $[—], respectively, and (iv) the total direct compensation for our CFO and for our Vice President, Corporate Secretary & Investor Relations was [—]% and [—]% [above] [below] the market average of $[—], respectively.”

8.	We note the reference to “third party consultants” in the third-to-last paragraph of page 25. In future filings, please disclose the names of such consultants and describe the role they played in decisions regarding compensation. See Item 401(e)(1)(iii) of Regulation S-K. Please provide us with draft disclosure.

Response:

We advise the Staff that our Definitive Proxy Statement on Schedule 14A relating to our 2011 annual meeting and our future filings, as applicable, will replace the disclosure referenced in Comment 8 with disclosure substantially consistent (to the extent applicable in the relevant period) with the following revised disclosure under the heading “Stock Options”:

“The total number of options granted to the executive team was determined in consultation with Hay Group regarding executive option pay practices at targeted peer group companies, as discussed above, and after internal deliberations with the Committee.”

In addition, we advise the Staff that our Definitive Proxy Statement on Schedule 14A relating to our 2011 annual meeting and our future filings, as applicable, will include disclosure substantially consistent (to the extent applicable in the relevant period) with the following revised disclosure under the heading “Compensation Philosophy and Objectives”:

“To best maintain a competitive level of compensation, during 2010 our Committee retained an outside independent consultant, Hay Group. The responsibilities of Hay Group include (i) directly linking executive compensation to the financial and operating performance of the Company and changes in stockholder value; (ii) compensating executives in a way that is internally equitable based upon the level of responsibilities in their respective positions; (iii) attracting, retaining and motivating qualified executives by providing compensation opportunities that are competitive with the practices of companies that are similar to the Company in either business mix or financial size and complexity; (iv) maintaining a balance between the Company’s short- and long-range performance objectives by compensating executives based, in part, on the achievement of current year business plan objectives and, in part, on long-term increases in stockholder value; (v) advising the Compensation Committee regarding changes to the Company’s executive compensation and benefits policies and program and individual compensation actions; and (vi) providing the Committee with information relating to compensation levels and practices for executive officers holding comparable positions at targeted peer group companies.”

Form 10-Q for Quarter Ended March 31, 2010

Notes to Financial Statements

Note 4 – Impact of ASC Topic 810 on Accounting for Whitehall Group, page 7

9.	We note you deconsolidated the Whitehall Group pursuant to ASU 2009-17. Please provide us with a thorough analysis supporting your deconsolidation conclusion, including specific references to the underlying Shareholders’ Agreement and the rationale for you not having voting control, but a majority economic interest. In your response, provide details of the specific role of Mr. Kaoufman, the Management Company and Board of Directors in the operations of the entity. Also, tell us how you considered put and call options in your analysis as well as how you recorded them. We may have further comments upon review of your response.

Response:

We advise the Staff that attached hereto as Annex A is an analysis prepared by the Company supporting the Company’s conclusion regarding the deconsolidation of Whitehall. In connection with the preparation of this letter and the attached Annex A, we have reviewed the analysis set forth in Annex A with PricewaterhouseCoopers Sp. z o.o., the Company’s independent registered public accounting firm.

* * * * *

In providing the foregoing responses to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Thank you for your consideration. If you have further questions or comments, please contact me at (856) 273-6980.

Sincerely,

/s/ William V. Carey
William V. Carey
Chief Executive Officer

CC:	Christopher Biedermann
Frank R. Adams
Christopher P. Peterson

ANNEX A

Impact of ASC Topic 810 on Accounting for Whitehall Group

Background:

Prior to 2008, Central European Distribution Corporation (“CEDC”, “the Company”) was the leading producer of vodka and exclusive importer of brown spirits and wines in Poland. During 2008, the Company began to expand this strategy outside of Poland, with a specific focus on Russia. The strategy in the Russian market was also to be a leading vodka producer and exclusive importer of brown spirits and wines. In order to achieve this goal, the Company began its expansion in the Russian market with three investments initiated in 2008: Parliament, Whitehall Group (“Whitehall”) and Russian Alcohol Group (“RAG”), with Parliament and RAG being leading vodka producers and Whitehall a leading brown spirit and wine importer.

1 – Purpose and design of the original investment:

In analyzing the import market in Russia, the Company determined that there were two leading importers of premium spirits and wines: Whitehall and Russian Standard. Whitehall became available for sale in 2007, however the intention of its owner, Mark Kaufman, was to sell a non-controlling stake to a private equity fund to monetize his investment and therefore reduce part of his overall risk in Russia. In addition, Whitehall had a joint venture (the “Joint Venture”) and trading relationship with Moët Hennessy International (“Moët”), a global producer of spirits that is a competitor in certain markets for products imported by CEDC. Cooperation by Whitehall with the Joint Venture was very important to the Whitehall operations as the Joint Venture represented a significant part of its import business, whose product portfolio represented some of the top imported brands in Russia. The joint venture agreement between Moët and Whitehall governing the Joint Venture (the “JV Agreement”) explicitly required Mr. Kaufman to remain in operational control of Whitehall until 2013 and, if any other party obtained control, Moët was permitted to cancel the commercial agreements contained therein and take over the Joint Venture. Despite the terms of the JV Agreement, CEDC’s initial investment in Whitehall gave CEDC a foothold in the import market in Russia with the objective of obtaining full control in 2013. In order to be present in the import market in Russia, on May 23, 2008, CEDC entered into an agreement with Mr. Kaufman, pursuant to which CEDC and certain of its affiliates acquired shares representing 50% minus one vote of the voting power and 75% of the economic interests in Peulla Enterprises Ltd. (“Peulla”), a Cyprus corporation and the parent of Whitehall. In 2009, CEDC’s economic interests in Peulla were further increased to 80% when CEDC and Mr. Kaufman entered into an amendment, pursuant to which CEDC’s obligations with respect to a share price guarantee were satisfied and CEDC received an additional 5% of the economic interest in Peulla. The objective of the original agreement was to balance the divergent valuation expectations between Mr. Kaufman and CEDC and, simultaneously, create a method of keeping Mr. Kaufman in operational control of the business.

From CEDC’s view, it was acceptable to trade full operational control of the Whitehall investment for the economic exposure that the 80% economic interests represented, as this allowed CEDC to acquire a presence in the import industry in Russia. The enhanced economics created by this 80% interest, coupled with the opportunity to take full control in 2013 when the original JV Agreement was set to expire, was considered an attractive option for CEDC’s strategy.

As stated in the Shareholders’ Agreement, dated May 23, 2008 (the “Shareholders’ Agreement”), described further below, CEDC was granted certain rights in the management of the Whitehall business, however the exclusive power over day-to-day operations and management control of the business remained with Mr. Kaufman, subject to the oversight of the Board of Directors. The following is included in Section 3 of the Shareholders’ Agreement:

“Section 3.2 Effective Management Control.

(a) The Company (Whitehall) and the Group (Whitehall and subsidiaries) shall be under the sole effective management control of Mark Kaufman or one of his wholly-owned Affiliates, acting in the capacity of CEO pursuant to Section 4.2 hereof; provided that if Mark Kaoufman proposes to vest management of the Company in any Affiliate other than New Management Co, the designation of such Affiliate shall constitute a Key Decision.

(b) Mark Kaufman (or such designated Affiliate) shall be responsible for the management and operation of the Group’s Business, including the holding of the Company’s interest in the Joint Venture, consistent with the objectives stated in Section 3.1, the terms of this Agreement, and, in the case of the Joint Venture, the Joint Venture Agreement, and the implementation of the Business Plan, all subject to the overall direction and supervision of the Company by a Board of Directors (the “Board”).”

2- Economics and variable interests:

As part of the Whitehall acquisition, pursuant to the Shareholders’ Agreement, CEDC has the right to purchase (a call option), and Mr. Kaufman has the right to require CEDC to purchase (a put option), all (but not less than all) of the shares of Whitehall’s capital stock held by Mr. Kaufman. Either of these instruments may be exercised at any time, however, in both cases they are subject to the consent of Moët before they can be effective (such consent also to include Moët irrevocably waiving any call option or termination rights arising under the JV Agreement or any right of first refusal over the shares subject to the put and call) and to prior written consent from Mr. Kaufman for the call. The aggregate price that CEDC would be required to pay in the event either of these rights is exercised will fall within a range, determined based on Whitehall’s earnings before interest and taxes (“EBIT”). Subject to certain limited exceptions, the exercise price will be (A) no less than the future value as of the date of exercise of $32.0 million and (B) no more than the future value as of the date of exercise of $89.0 million, plus, in each case, the time-adjusted value of any dividends paid by Whitehall. The exercise price for both the put and call options was to be determined based on a formula intended to estimate the underlying fair value of the Whitehall business. In November 2010, CEDC finalized a binding commitment to purchase Mr. Kaufman’s remaining stake in Whitehall (including the intellectual property rights to the Kaufman Vodka brand) for $91.5 million, but the formula outlined in the Shareholders’ Agreement was not used to arrive at this price. Mr. Kaufman wanted to exit the business, however he did not feel that his put option provided the exit price that he was expecting. Instead, to facilitate the sale, CEDC entered into three way negotiations with Mr. Kaufman and Moët to buy Mr. Kaufman’s shares and simultaneously end the JV Agreement (effectively, to exercise Mr. Kaufman’s put option that required the consent of Moët).

While the Shareholders’ Agreement conveyed the put and call to both parties and such instruments were, in theory, exercisable according to the terms of the Shareholders’ Agreement, in effect neither was operational. For example, unlike typical call options, to exercise the call, the Shareholders’ Agreement required CEDC to obtain the consent of both Mr. Kaufman and Moët, which competes with CEDC in certain markets, thereby rendering exercisability of the call option remote. The put option was similarly difficult to exercise as such exercisability also required the consent of Moët. It is important to note the context in which Moët and CEDC were making their investments in Russia. The Russian market was and continues to be a fast growing market and is among the world’s leaders in alcohol consumption. In 2008, leading brands like Moët did not have fully developed distribution systems in the Russian market, whose size and scale make distribution a challenge. By partnering with an entity like Whitehall, Moët was able to gain overnight access to a distribution system that would have taken years to build at great cost. CEDC was also in need of a distribution partner in Russia as it began to execute its Russian strategy, which included buying two leading vodka producers in Russia. In addition, CEDC had significant distribution agreements in other countries in which it was in competition with Moët and, if CEDC were to obtain direct control over Whitehall, Moët would immediately be put at a significant competitive disadvantage in Russia, one of the largest remaining market opportunities. For these reasons, while the put and call options existed in the Shareholders’ Agreement, their exercisability was remote and outside the control of CEDC.

Other than CEDC’s 49% voting equity interest and 31% non-voting interest, it had no other variable interests in Whitehall. The Shareholders’ Agreement required at least 90% of the distributable profits of Whitehall to be distributed to the shareholders, which was the only mechanism whereby CEDC could obtain a return on its investment at such time.

3 – Whitehall as a Variable Interest Entity:

Upon the initial investment in 2008, Whitehall qualified as a variable interest entity (“VIE”) under the existing U.S. Generally Accepted Accounting Principles (“US GAAP”), and CEDC was the primary beneficiary of the VIE. Based on the assessment made at that time, Whitehall had been consolidated since the date of the initial investment.

As discussed above, the put and call options were effectively non-exercisable until 2013 and only then with the explicit consent of Moët as well as Mr. Kaufman’s consent for the call. Therefore, for all practical purposes the options were not exercisable in their current form until 2013 without further negotiations between the three parties (Moët, CEDC and Mr. Kaufman). We also note that the JV Agreement between Whitehall and Moët is to expire in 2013 and the parties thereto had an option to renegotiate or otherwise extend the JV Agreement independent of the CEDC investments.

4- Significant economic activities of Whitehall and Corporate Governance:

Whitehall is a classic importer. Its import business operates through various agreements, some of which are exclusive, with a portfolio of suppliers (most of which are foreign). Whitehall imports large amounts of goods from its suppliers at low costs and then re-sells such goods to individual customers at a profit. Given the size of Russia, logistics are challenging (due to the eleven time zones, antiquated infrastructure, etc.). However, the most important aspects of a successful import business revolve around a wide variety of suppliers and a large portfolio of customers. A significant number of suppliers allows the business to offer a wider portfolio of choice to potential customers and supports higher levels of volume that allow incremental costs savings.

Pursuant to the Shareholders’ Agreement, the Board of Directors of Peulla is comprised of six directors, three of which are appointed by CEDC and three of which are appointed by Mr. Kaufman. Mr. Kaufman has the power to appoint the CEO of Peulla and CEDC has the power, with CEO approval, to nominate and remove a Financial Controller who would report to the CEO but would oversee financial aspects of the business in the interests of CEDC. All actions of the Board of Directors of Peulla require a majority vote, or a unanimous written consent in lieu of a meeting. As stated in Section 3.8 of the Shareholders’ Agreement, in the event that the Board of Directors cannot agree on a Key Decision listed below and the dispute is significant to Whitehall’s business, the matter will be referred to Mr. Kaufman and to William V. Carey (the CEO of CEDC) who will negotiate in good faith to resolve such a dispute. For items not considered to be Key Decisions, the Chairman has the tie-breaking vote. The Chairman is named annually and alternates between a representative of CEDC and a representative of Mr. Kaufman (or their designated affiliates). CEDC named the first Chairman. Additionally, Peulla has a CFO who reports exclusively to Mr. Kaufman, while the Financial Controller is responsible for conversion of the Russian accounts to US GAAP on behalf of CEDC.

As noted above, Mr. Kaufman has responsibility, subject to Board approval, over a broad range of activities. These actions, defined as “Key Decisions” in the Shareholders’ Agreement, comprise the following:

•	adoption and revision of business plan;

•	approval and adoption of annual budget;

•	mergers, share exchange, spin-offs or similar corporate transactions;

•	issuance of debt or equity securities;

•	incurrence of indebtedness in excess of agreed amount;

•	sale, disposition or purchase of any assets in excess of agreed amount;

•	grant of any material asset;

•	acquisition of stock or other investment in the equity interest of any other person;

•	entry into, termination or material amendment to distribution agreement, real estate or finance lease contract, related party transaction, employee compensation scheme in excess of agreed amount;

•	removal or appointment of auditors;

•	material changes in methods of accounting;

•	material tax election;

•	initiation of suit, claim or settlement in excess of agreed amount;

•	amendment to JV Agreement;

•	material amendment to memorandum of association;

•	distribution of retained profits; and

•	changes in share capital.

The list of Key Decisions was intentionally comprehensive and was meant to balance the requirement, pursuant to the JV Agreement, that Mr. Kaufman remain in “control” of Whitehall while at the same time allowing CEDC to share power with Mr. Kaufman through Board approval. This balance was outlined in the Shareholders’ Agreement, including through Section 3.2 thereof as noted above, which granted Mr. Kaufman the right to manage Whitehall on a day-to-day basis but required Board approval for all significant operational matters which comprised the Key Decisions.

5 – Control over the key activities and decision to deconsolidate Whitehall:

The list of Key Decisions was intentionally comprehensive and was meant to balance the requirement, pursuant to the JV Agreement, that Mr. Kaufman remain in operational “control” of Whitehall while at the same time allowing CEDC to share power with Mr. Kaufman through Board participation and approval. This balance was outlined in the Shareholders’ Agreement, including in Section 3.2 thereof as noted above, which granted Mr. Kaufman the right to manage Whitehall on a day-to-day basis but required Board approval for all significant strategic and operational matters which comprised the Key Decisions. This balance is also evident in Section 3.8 whereby disputes related to Key Decisions are to be resolved by Mr. Kaufman and Mr. Carey. Since power is shared equally between Mr. Kaufman and CEDC, neither Mr. Kaufman nor CEDC is deemed to have control over Whitehall. Further, as noted below under “—Accounting for the put and call options,” given the fact that CEDC required the consent of both Moët and Mr. Kaufman (the counterparty) to exercise the call option, there was limited to no ability for CEDC to exercise control through such option.

Therefore, upon adoption of ASC Topic 810 on January 1, 2010, the Company deconsolidated Whitehall.

During the period from the initial investment in 2008 until 2010, CEDC was increasingly uncomfortable with the amount of economic risks it held without the ability to influence day-to-day operations of the business. As such, during 2010 CEDC entered into three way negotiations (Moët, CEDC and Mr. Kaufman) and renegotiated with Mr. Kaufman, with the express consent of Moët, for the purchase of his remaining stake in Whitehall for $91.5 million (including the intellectual property rights to the Kaufman Vodka brand). CEDC concurrently directly negotiated an agreement with Moët for the sale of Whitehall’s interest in the Joint Venture and further cooperation with Moët regarding distribution of its imported brands. Both of these transactions are expected to close in early 2011.

Accounting for the put and call options:

The first step CEDC performed was to determine if the put and call options were derivative instruments. The initial assessment included the guidance in ASC 815-10-15-83, Definition of a Derivative Instrument. In particular, CEDC noted that part “c” of that section requires that, in order for an instrument to qualify as a derivative, it has to allow (but not require) net settlement. CEDC believes that the Shareholders’ Agreement, which outlined the put and call for Whitehall (which is privately held), did not allow for net settlement and that, in fact, net settlement would have been impossible in this case. Therefore, upon inception the options were not derivative instruments.

CEDC believes that, upon deconsolidation and given that Whitehall was no longer a controlled subsidiary, the put option should be accounted for at fair value with changes in fair value recorded in earnings (ASC 815-10-S99) in accordance with the Commission’s long standing position.

With respect to the call option, as noted above, CEDC would have required two consents for the call option to be operable (both that of Moët and Mr. Kaufman, the holder of the underlying shares). As Moët is a competitor in certain markets for products imported by CEDC, Moët was unlikely to consent to the exercise of a call option that would allow CEDC to obtain direct control of Moët’s distribution partner. It is also not economically realistic (from CEDC’s perspective) to exercise a call option that requires the consent of the counterparty. Given the limitations on the call option’s exercisability, CEDC therefore considered the value of the call option to be nominal.

With respect to the put option, the purchase price formula provided for by the Shareholders’ Agreement would yield a price in the lower end of the range (approximately $40 million) for the Whitehall business as of the end of 2009. However, as noted above, the final purchase price negotiated by CEDC was $91.5 million in November 2010. This difference was the result of numerous factors, including the ability to obtain actual control (e.g., a control premium) of Whitehall, the continuing strong outlook for growth in the Russian market, the strong fundamentals of the Whitehall business and the prospect of future integration of the Whitehall business with CEDC’s existing Russian businesses. Upon the retroactive adoption of ASU 2009 – 17, the value of the put option was immaterial and therefore no amounts were recorded. From the adoption date in 2008 through the end of 2010, the put option was of immaterial value.

Documents

1.	Share Sale and Purchase Agreement (relating to the sale and purchase of a non-controlling interest in The Whitehall Group), May 23, 2008 by and among Barclays Wealth Trustees (as Seller), WHL Holdings Limited, Polmos Bialystok S.A. (as Purchaser) and Central European Distribution Corporation (as Parent)

2.	Shareholders’ Agreement, May 23, 3008 by and among Barclays Wealth Trustees Limited, Polmos Bialystok S.A., and Peulla Enterprises Limited (relating to the Shareholders’ investments in Peulla Enterprises Limited [the put and call options are described in this Agreement]

3.	Annex number 2 to Shareholders’ Agreement